UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment #1
Under the Securities Exchange Act of 1934

Valley Forge Composite Technologies, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

N/A
(CUSIP Number)

Quetzal Capital Funding 1, Inc.
9040 Town Center Parkway
Bradenton, FL 34202
(941) 552-5669
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Quetzal Capital Funding 1, Inc.

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization: Florida

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Number of Shares Beneficially Owned with:

7. Sole Voting Power: 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)

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13. Percent of Class Represented by Amount in Row (11): 0%

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14. Type of Reporting Person (See Instructions): CO

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The reporting person identified on pages 2 through 7 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Quetzal Capital 1, Inc., a Florida corporation (the "Issuer"). As of March 13, 2007, the Issuer's principal executive office was located at 50 E River Center Blvd., Suite 820, Covington, Kentucky, 41011.

The reporting person reports that it has ceased to be a reporting person.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Quetzal Capital Funding 1, Inc., a Florida corporation (the "Reporting Person"). The Reporting Person is located at 9040 Town Center Parkway, Bradenton, Florida 34202.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The sole director of the Reporting Person is Tony N. Frudakis. Tony N. Frudakis is a U.S. citizen, is a resident of Florida, and is primarily employed as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236. The Reporting Person has three shareholders who each own a one-third interest in the Reporting Person. The three shareholders of the Reporting Person are Tony N. Frudakis, George Frudakis, and Charles J. Scimeca. Each of the three shareholders beneficially own 1,666,666.6 shares of the Issuer or 3.3% of the Issuer. Tony N. Frudakis, George Frudakis, and Charles J. Scimeca are U.S. citizens.

Charles J. Scimeca is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Charles J. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group. The address of these businesses is 9040 Town Center Parkway, Bradenton, Florida 34202. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides investor relations and business consulting services. Coast To Coast Equity Group, Inc. has an address of 9040 Town Center Parkway, Bradenton, Florida 34202.

George Frudakis is primarily engaged in real property development as a general contractor in the construction industry. He does business under the names Florida West and GAFF. His business address is 7935 213th Street East, Bradenton, Florida 34202.

Neither Tony N. Frudakis, George Frudakis, nor Charles J. Scimeca have, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On March 14, 2007, the Reporting Person’s Articles of Dissolution will be effective. Accordingly, the Reporting Person will distributed its 5,000,000 shares of the issuer's common stock to its three shareholders and will be dissolved.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 19, 2005 the Reporting Person purchased a total of 5,000,000 shares of common stock of the Issuer from shareholder Talles Family Holdings, a Florida general partnership in exchange for $27,500 in cash (the “Stock Purchase”). The Talles Family Holdings partnership was the sole shareholder of the Issuer prior to that date, and after the Stock Purchase and sale transaction the Reporting Person became the sole shareholder of the Issuer. The stock purchase agreement is incorporated by reference from Schedule 13D filed by the reporting person on July 19, 2006

The source of the funds for the Stock Purchase was a loan from Coast To Coast Equity Group, Inc., a Florida corporation. Coast To Coast Equity Group, Inc. is equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis. Coast To Coast Equity Group, Inc. is not an affiliate of the Reporting Person, but Charles J. Scimeca, Tony N. Frudakis, and George Frudakis are each one-third shareholders of both the Reporting Person and Coast To Coast Equity Group, Inc.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the Stock Purchase was to provide the Reporting Person with initial control of the Issuer. The Reporting Person acquired the Issuer with the intent to merge it with a private company one day in the future if it succeeded in locating a suitable opportunity. There were no certain merger opportunities known to the Reporting Person as of the date of the Stock Purchase.

Subsequently, on July 6, 2006, the Reporting Person succeeded in merging the Issuer with a private company (the “Valley Forge Transaction”). The details of this transaction are disclosed in a Form 8-K filed on July 11, 2006 under the name “Valley Forge Composite Technologies, Inc.” On July 6, 2006, the Issuer, Quetzal Capital 1, Inc., changed its name to Valley Forge Composite Technologies, Inc., a Florida corporation, and filed the Form 8-K under its new name. The Form 8-K in its entirety is incorporated by reference herein.

Ownership of the Shareholder also changed on July 6, 2006, in that Tony N. Frudakis, who initially was the 100% shareholder of the Issuer, entered into an agreement with George Frudakis and Charles J. Scimeca wherein each became one-third shareholders of the Reporting Person.

As part of the Valley Forge Transaction, Tony N. Frudakis resigned as a director of the Issuer, and the majority shareholders of Valley Forge Composite Technologies, Inc., Louis J. Brothers and Larry K. Wilhide, became the directors of the Issuer. Other than a change of name of the Issuer, as a result of the Valley Forge Transaction, there were no material changes to the Issuer's articles of incorporation and no changes to its bylaws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of March 14, 2007, the Reporting Person will have zero beneficial ownership of the issuer’s securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, the Reporting Person entered into an agreement with Charles J. Scimeca and George Frudakis whereby the share ownership of the Reporting Person was split equally with each shareholder taking a one-third interest. The result for the Issuer is that each of the shareholders of the Reporting Person became beneficial owners of 1,666,666.6 shares of the Issuer with Mr. Tony N. Frudakis' beneficial ownership of the Issuer being reduced from 5,000,000 shares to 1,666,666.6 shares.

On July 6, 2006, the Reporting Person entered into a registration rights agreement with the Issuer in connection with the Valley Forge Transaction. The registration rights agreement is attached to the Form 8-K filed by the Issuer on July 11, 2006, and is incorporated in its entirety herein by reference.

On March 14, 2007, the 5,000,000 shares of comon stock held by the reporting person will be distributed equally to the reporting person's three shareholders.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Articles of Dissolution

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007	By:	/s/ Tony N. Frudakis
Tony N. Frudakis
President
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).